November 1, 2005
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Re:	Viatel Holding (Bermuda) Limited (the “Company”) Form 20-F for the Year Ended December 31, 2004 File No. 000-50556 (the “Filing”)
Ladies and Gentlemen:
We are in receipt of the letter dated October 4, 2005 from Mr Larry Spirgel of the Securities and Exchange Commission (the “Commission”) addressed to Viatel Holding (Bermuda) Limited (the “Company”) in respect of its Annual Report on Form 20-F for the year ended December 31, 2004 (the “Form 20-F”). In light of the Commission’s comment set forth therein, we propose to revise the disclosure relating to the Company’s “Impairment of Long-lived Assets” critical accounting policy set forth in the MD&A of the Form 20-F to read in its entirety as follows:
“Impairment of Long-lived Assets
The Company reviews the carrying value of intangible assets subject to amortization and other long-lived tangible assets to determine whether there has been any impairment of such assets and the appropriateness of their remaining useful lives whenever events or circumstances indicate that the carrying value may not be recoverable. Specific long-lived assets of the Company relevant for such purposes include customer relationships acquired through the purchase of Cybernet and Netcom which have a carrying value in the Company’s balance sheet of $2 million as at December 31, 2004, and the Network assets which have a carrying value as at December 31, 2004 of $38 million.
To assess impairment of such assets the Company applies FAS 144, “Accounting for the impairment or disposal of long-lived assets”. The Company tests for impairment by comparing the sum of the future undiscounted cash flows expected to be derived from an asset or a group of assets to their carrying value. If the carrying value of the asset or the group of assets exceeds the sum of the future undiscounted cash flows, impairment is considered to exist, and an impairment loss measured by the difference between the fair value and the carrying value of the relevant long lived asset or group of assets would be recognised. The fair value of the asset or group of assets is generally determined based upon an estimate of discounted future net cash flows to be generated by the asset or group of assets.
The estimation of future cash flows and the determination of fair values for assets or groups of assets requires the Company to make significant judgments concerning the identification and validation of expected cash flows and, where applicable, discount rates. Such estimates contain an amount of uncertainty which can have a material impact on the amount of any impairment;
Inbucon House, Wick Road, Egham, Surrey, TW20 0HR, UK. Tel: +44 (0) 1784 494 200 Fax: +44 (0) 1784 494 201 Viatel Holding ( Bermuda) Limited, Registered Office, Canon’s Court, 22 Victoria Street, Hamilton, HM12, Bermuda

similarly, actual results may differ from estimates due, in particular, to the economic, technological and competitive environment in which the Company operates.
For the purposes of conducting impairment tests, operational cash flows are estimated using assumptions relevant to the particular asset or group of assets and, where possible, in light of both current and historic performance over prior periods. In particular:
•	Where a measurable trend has been established, cash inflows from existing services are forecast based upon historical performance along with monthly growth rates in line with those achieved over prior periods for which relevant data is available;

•	Where a measurable trend has not been established, estimates of future inflows are based on current recurring revenues and the order “pipeline” relevant to the assets;

•	Cash inflows from new services or the other sales channels described in connection with the New Viatel Business Plan (see “Item 4. Information on the Company. New Viatel Business Plan”) are forecast based on good faith estimates of sales order value. In addition, alternative customer profiles are modelled to test the level of assumed revenues for reasonableness in the absence of historic market data;

•	Estimates of cash outflows relating to costs are typically based on current run rates;

•	Additional staff costs are included where additional sales heads or other staff resources are required to meet revenue targets;

•	Estimates of cost reductions are based on reasonable assessment and, where indicated, based on third party professional advice; and

•	Cash flows associated with future capital expenditure that would increase the service potential of the relevant asset or group of assets are excluded.
The Network is structured operationally and for network resilience purposes as a single asset group supporting the sales operations of the Company. Decisions about the management and exploitation of the Network are made on a pan-European basis. U.S. GAAP requires that long-lived assets and related liabilities be grouped at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. Accordingly, we have treated the Network and related infrastructure assets as a single asset group for the purposes of assessing impairment.
The impairment test applied to the Network as of December 31, 2004 is based on business cash flow forecasts prepared in June 2005 for the period through December 31, 2008. In order to assess the future cash flows for the remaining useful economic life of the Network, the remaining years are based on the last year of the forecast, i.e. at zero percent growth.
Significant assumptions underlying the impairment test were:
•	An agreement with a third party whereby the Company would enter into a structured transaction in respect of certain parts of the Network, under which the Company would receive cash inflows from the third party in respect of the Network assets, such cash inflows representing a proportion of the tax benefits realised by the third party. The benefits attributable to such transaction are supported by draft heads of terms and independent advice from a major accountancy firm.

•	A significant reduction in future costs relating to ROW charges in France, based on the projected outcome of current litigation regarding such charges. See “Item 8. Financial Information on the Company. Legal Proceedings”;

•	Cessation of rental payments in relation to a property in Paris, France arising out of a lease termination which is currently the subject of litigation. See “Item 8. Financial Information on the Company. Legal Proceedings”; and

•	Rent reductions in relation to certain property leased by the Company in the United Kingdom.
The reduction in future costs in respect of ROW charges and rental payments in France are based on external legal advice.
On the basis of these assumptions, since the undiscounted cash flows were greater than the carrying value of the Network as at December 31, 2004, no impairment is necessary.
To the extent that any or a combination of the foregoing assumptions were to prove inaccurate, this could have a material impact on our impairment calculation and result in an impairment. The following risks in this regard are highlighted:
•	The Company may be unable to obtain further debt financing from its Investors or other third parties. While management consider the expectations of such funding to be reasonable at this time, any absence of such continued financial support would likely prevent the Company from being able to generate the forecast cash flows, inevitably leading to an impairment in the carrying value of the Network;

•	A further deterioration in conditions within the European telecommunications market which could adversely impact assumptions used in cash flow calculations;

•	An adverse decision may be given in any of the current legal proceedings relating to either the ROW costs or the termination of the French property lease. Although the legal advice received is that a favourable decision in such proceedings is more likely than not, any adverse decision could have a significant impact on impairment calculations dependent on the extent of the adverse ruling”.

Brian McArthur Muscroft /s/Chief Financial Officer